UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____  .

Notice to the Market

Disclosure of results for the years 2011 and 2010, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2011 and 2010, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions

Balance sheet	12/31/2011			12/31/2010
	BR GAAP (1)	Adjustments (2)	IFRS	BR GAAP (1)	Adjustments (2)	IFRS
Assets
Cash and balances with banks	93,785	(7)	93,778	80,935	25	80,960
Financial assets held for trading	132,869	(36,272)	96,597	99,496	(24,262)	75,234
Financial assets available for sale	13,854	31,394	45,248	10,836	29,343	40,179
Investments held to maturity	31,508	(27,397)	4,111	28,577	(25,183)	3,394
Assets pledged as collateral	144,677	(47,555)	97,122	118,244	(38,543)	79,701
Loans and advances to banks	35,827	36,837	72,664	40,722	23,993	64,715
Loans and advances to customers (3)	235,220	10,655	245,875	203,996	6,284	210,280
Non-current assets held for sale	445	-	445	412	-	412
Investments in associated companies	1,339	1,052	2,391	1,115	1,183	2,298
Property and equipament	4,413	(146)	4,267	3,766	(97)	3,669
Intangible assets and goodwill	8,978	(1,761)	7,217	6,359	(947)	5,412
Taxes to be offset	4,767	(194)	4,573	1,803	(213)	1,590
Deferred income taxes	20,890	(3,797)	17,093	17,447	(4,713)	12,734
Other assets	32,961	(2,255)	30,706	23,777	(1,401)	22,376
Total assets	761,533	(39,446)	722,087	637,485	(34,531)	602,954

Liabilities
Deposits from banks	251,798	(47,508)	204,290	210,419	(38,498)	171,921
Deposits from customers	216,322	(1)	216,321	192,476	-	192,476
Financial liabilities held for trading	734	13	747	730	3	733
Funds from securities issued	41,522	109	41,631	17,674	136	17,810
Subordinated debt	26,910	-	26,910	26,315	-	26,315
Insurance technical provisions and pension plans	99,081	31	99,112	83,453	40	83,493
Other provisions	18,125	(198)	17,927	13,480	(152)	13,328
Current income tax liabilities	3,051	(292)	2,759	2,228	(305)	1,923
Deferred income tax liabilities	4,826	(2,579)	2,247	4,791	(2,810)	1,981
Other liabilities	42,967	7,794	50,761	37,404	4,412	41,816
Shareholders´ equity of controlling	55,582	3,557	59,139	48,043	3,008	51,051
Non-controlling interest	615	(372)	243	472	(365)	107
Total liabilities and shareholders´equity	761,533	(39,446)	722,087	637,485	(34,531)	602,954

1)

Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions and classified according to the presentation model determined by IFRS´s;

2)	Adjustments from the consolidation process, reclassification between accounts and other effects from the adoption of IFRS´s; and
3)	The loan and advances to customers portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders Equity and Net Income for the 2011 and 2010 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions

Adjustments	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/2011	2011	12/31/2010	2010
BR GAAP	55,582	11,028	48,043	10,022
1) Fair value adjustment of financial instruments in consolidated	3,795	-	3,490	-
2) Fair value adjustment of financial assets - equity instruments	166	-	520	-
3) Adjustement to the recoverable value of loans and advances	2,004	979	1,025	598
4) Reversal of hedge accounting	-	(1,082)	-	164
Others	330	167	163	(429)
Deferred income tax and social contribution of IFRS adjustments	(2,738)	(134)	(2,190)	(415)
IFRS - Attributable to the controlling shareholder (1)	59,139	10,958	51,051	9,940
Non-controlling shareholder	243	131	107	112
IFRS - Attributable to the controlling and non-controlling shareholder (1) .	59,382	11,089	51,158	10,052
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, w hich w as released on January 31, 2012

Below is a description of the main changes from the adoption of IFRS:

1)	Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds

The Organization chose to classify these financial instruments in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1(R), since for the purposes of BR GAAP following Resolution CMN 3,181/04, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of same nature are simultaneously acquired, with maturity longer than or equal to that of the securities sold. Thus, the fair value adjustment relating to these financial instruments will be recognized in Equity Accumulated Comprehensive Income, net of tax effects.

2)	Fair value adjustment of financial assets equity instruments

The Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, the subsequent changes in fair value within Equity Accumulated comprehensive income, net of tax effects.

3)	Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset.

4)	Reversal of hedge accounting

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

Cidade de Deus, Osasco, S.P, March 30, 2012
Banco Bradesco S.A.
Luiz Carlos Angelotti
Managing Director and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.